

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Yuhua Xu
President
Costo Inc.
Shierweilu Nanjingjie Street №67
Heping District, Shenyang
Liaoning, China 110003

> **Re: Costo Inc.**
> **Registration Statement on Form S-1**
> **Filed February 4, 2015**
> **File No. 333-201851**

Dear Ms. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please disclose your "burn rate" and the amount of time your present capital will last at this rate.

3. We note that the company's bylaws were executed by Mikhail Kriukov as Secretary. However, you do not identify Mr. Kriukov as an officer or employee of the company in the prospectus. Please reconcile the apparent inconsistency.

Use of Proceeds, page 13

4. Please revise to also provide disclosure regarding use of proceeds if 25% of the offering is sold. Similarly, revise your plan of operation section.

Management's Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 17

5. Please clarify if you will only have one office in China and no offices in Europe.

Description of Business, page 19

General, page 19

6. We note your disclosure referring to your plan to distribute auto parts in Europe and "CIS countries." Please disclose what "CIS countries" you plan to distribute your products in.

7. In your description, please clarify whether you will also be selling auto parts to other distributors or only to users of auto parts. In this regard we note your disclosure on page 20 that you will "mediate[] between manufacturers for parts and indirect or end users."

Competition, page 21

8. We note your disclosure here that your "competitive advantage is based on product proposal and price policy." It is not clear, however, that the price you will offer your customers will be lower than competition or that you will provide a variety of products that is wider than that of your competitors. In this regard we note that to date you have only signed an agreement with one distributor and do not have a functioning website. Please revise accordingly or advise.

Contracts, page 21

9. We note your disclosure on page 19 that you have signed a contract with your supplier Zhejiang Antai Auto Parts Co., LTD. Please disclose the material terms of this agreement.

Government Regulation, page 22

10. Please briefly describe the government regulations referenced in this section. Please also clarify the regulation of what country or countries will apply to your business.

Security Ownership of Certain Beneficial Owners and Management, page 24

11. Please update to provide beneficial ownership information as of the most recent practicable date.

Part II, page 39

Item 17. Undertakings, page 40

12. Please revise the undertaking in section (5)(i) to refer to "Rule 424" instead of "Rule 383."

Exhibit 5.1

13. Please have counsel revise the last sentence of the second paragraph of the legal opinion to clarify that it has relied on certificates, representations and assurances of officers of the company as to factual matters only or advise.

14. Please have counsel remove assumption (iii) in the third paragraph of the legal opinion or advise us why it is necessary.

Exhibit 10.1

15. Please refile Exhibit 10.1 in its entirety. In particular, we note the reference to certain unfiled Annexes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steven Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief